Exhibit 99.2

AGENDA and EXPLANATORY NOTES

for the Extraordinary General Meeting (the “EGM”) of Prosensa Holding N.V. (the “Company”)

to be held on 13 January, 2015 at J.H. Oortweg 21,

2333 CH Leiden, the Netherlands

Each of the Company’s management board (the “Management Board”) and supervisory board (the “Supervisory Board”, together with the Management Board hereinafter the “Boards”) unanimously recommends that you vote “for” each of the following proposals that contemplate shareholder voting.

1	Opening

2	Information regarding the recommended tender offer (the “BioMarin Offer”) of BioMarin Falcons B.V. and one or more of its affiliates (together, “BioMarin Purchaser”) for all the outstanding ordinary shares with a nominal value of € 0.01 in the share capital of the Company (the “Shares”), in exchange for (i) US $ 17.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (ii) one non-transferrable contingent value right, which represents the contractual right to receive cash payments of up to US $ 4.14 per Share in aggregate, without interest and less any applicable withholding taxes, upon the achievement of certain product approval milestones with respect to the commercialization of drisapersen within certain time periods (for discussion)

3	Discharge of the current managing directors (to be effective as of the Offer Closing) (as defined below)) (for voting)

4	Appointment and reappointment of the following managing directors:

a)	Scott Clarke (for voting)

b)	Giles Campion (for voting)

c)	Richard Holslag (for voting)

(in each case, to be effective as of the Offer Closing)

5	Discharge of the resigning supervisory directors (to be effective as of the Offer Closing) (for voting)

6	Appointment and reappointment of the following supervisory directors:

a)	David Mott (for voting);

b)	Hans Schikan (for voting);

c)	Henry Fuchs (for voting);

d)	Robert Baffi (for voting);

e)	G. Eric Davis (for voting);

(in each case to be effective as of the Offer Closing)

7	Approval of the sale of all of the assets, including tax attributes to the extent transferable, to, and assumption of all liabilities of the Company by BioMarin Purchaser or one or more of its designees (the “Asset Sale”) (approval to be effective as of the Offer Closing) (for voting)

8	Dissolution of the Company and appointment of the Company’s liquidator (to be effective upon the completion of the Asset Sale) (for voting)

9	Appointment of the keeper of the books and records of the Company upon termination of the liquidation following the dissolution of the Company (for voting)

10	Closing

Each of the foregoing discussion items and proposals is described in additional detail in the Explanatory Notes attached hereto.

***

EXPLANATORY NOTES TO THE AGENDA FOR THE EXTRAORDINARY MEETING

OF SHAREHOLDERS OF PROSENSA HOLDING N.V. TO BE HELD ON 13

JANUARY, 2015 AT J.H. OORTWEG 21, 2333 CH LEIDEN, THE NETHERLANDS

Each of the Boards unanimously recommends that you vote “for” each of the following proposals that contemplate shareholder voting.

Agenda item 2:	Information about the BioMarin Offer (for discussion)

In the EGM, the Company will provide further information about the terms of the BioMarin Offer. Reference is made to Annex A to this agenda and explanatory notes for further information on the BioMarin Offer (the “Information Schedule”).

Information about the BioMarin Offer can also be found in the Schedule TO and related exhibits prepared by BioMarin Purchaser and to be filed with the U.S. Securities and Exchange Commission (the “SEC”) and the Schedule 14D-9 and related exhibits prepared by the Company and to be filed with the SEC ( the “Tender Offer Documents”). When available, the Tender Offer Documents will also be published in the Investor Relations section of the Company’s website (http://ir.prosensa.eu). Shareholders attending the EGM will be given the opportunity to give their views on the BioMarin Offer. The Company’s works council has rendered a positive advice regarding the BioMarin Offer.

Based on a due and careful consideration of the BioMarin Offer, the Boards unanimously recommend to the shareholders (i) to accept the BioMarin Offer and tender their Shares into the BioMarin Offer and (ii) to vote in favour of all resolutions proposed for adoption in the EGM, including the Asset Sale resolution (Agenda item 7) and the dissolution resolution (Agenda item 8).

Agenda item 3:	Discharge of current managing directors (for voting)

The Company and BioMarin Purchaser have agreed that changes are to be made to the composition of the Management Board as of the time the BioMarin Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the BioMarin Offer (the “Offer Closing”).

In this connection Hans Schikan, Berndt Modig and Luc Dochez will resign from the Management Board as of the Offer Closing. Giles Campion will stay on the Management Board if reappointed as proposed under agenda item 4.

It is proposed that Hans Schikan, Berndt Modig, Giles Campion and Luc Dochez will each be granted full and final discharge from liability in respect of their management duties as from 1 January 2014 up to and including the date of the EGM. The discharge will take place on the basis of information provided to the Company’s general meeting (the “General Meeting”), including the Tender Offer Documents, press releases and other publicly available information.

This resolution will become effective as of the Offer Closing.

The Boards unanimously recommend that the shareholders vote in favour of this resolution.

Agenda item 4:	Appointment and reappointment of managing directors (for voting)

Managing directors are appointed by the General Meeting on the nomination of the Supervisory Board. The Supervisory Board makes its nominations on the recommendation of the nomination and governance committee of the Supervisory Board (the “Nomination and Governance Committee”).

BioMarin Purchaser has suggested certain candidates for recommendation to the Nomination and Governance Committee. The Nomination and Governance Committee and the Supervisory Board have adopted all these recommendations of BioMarin Purchaser.

The works council of the Company has been timely provided with the opportunity to determine its opinion on the proposed appointments. The works council has raised no objections regarding the nominations.

The General Meeting may overrule these nominations by a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. Unless the General Meeting overrules the nominations, the proposed candidates will be appointed. Each proposal for appointment will be put to vote separately.

It is proposed that the candidates named below be appointed for a term ending as per 23 November 2015. The remuneration of the appointed candidates shall be determined by the Supervisory Board, provided that Mr Scott Clarke will not receive any remuneration for his services as managing director but will be reimbursed for expenses.

Agenda item 4.a.	Appointment of Scott Clarke

Scott Clarke has a strong business development and licensing background. He has had leadership positions in the biotech industry for nearly twenty years. The Supervisory Board believes that Mr Clarke is qualified to serve as managing director, because of his long standing involvement in the biotech industry with a particular focus on rare diseases.

The curriculum vitae of Scott Clarke is included in Annex B to this agenda.

Agenda item 4.b	Reappointment of Giles Campion

Giles Campion oversees and shall remain responsible for all research and development activities, including clinical development with a particular focus on obtaining the required regulatory approvals for the drug candidates in the DMD program. The Supervisory Board believes that Dr Campion is qualified to serve as managing director, because of his expertise in research and development, clinical development and regulatory affairs.

The curriculum vitae of Giles Campion is included in Annex B to this agenda.

Agenda item 4.c.	Appointment of Richard Holslag

Richard Holslag has a long standing career in the manufacturing of drug products and semi-finished pharmaceutical products. The Supervisory Board believes that Mr Holslag is qualified to serve as Managing Director, because of his manufacturing expertise.

The curriculum vitae of Richard Holslag is included in Annex B to this agenda.

The resolutions under 4.a through 4.c. shall be effective as of the Offer Closing.

The Boards unanimously recommend that the shareholders vote in favour of these resolutions.

Agenda item 5:	Discharge of supervisory directors (for voting)

The following supervisory directors will resign as of the Offer Closing: Daan Ellens, Georges Gemayel, Peter Goodfellow, Annalisa Jenkins, Martijn Kleijwegt and Mike Wyzga.

It is proposed that each resigning supervisory director will be granted full and final discharge from liability in respect of its supervisory duties as from 1 January 2014 up to and including the date of the EGM. The discharge will take place on the basis of information provided to the General Meeting, including the Tender Offer Documents, press releases, documents filed with the SEC and other publicly available information.

This resolution will become effective as of the Offer Closing.

The Boards unanimously recommend that the shareholders vote in favour of this resolution.

Agenda item 6:	Appointment or reappointment of supervisory directors (for voting)

Supervisory directors are appointed by the General Meeting on the nomination of the Supervisory Board. The Supervisory Board makes its nominations on the recommendation of the Nomination and Governance Committee.

BioMarin Purchaser has suggested certain candidates to the Nomination and Governance Committee for recommendation to the Supervisory Board.

The Nomination and Governance Committee has adopted the recommendations of BioMarin Purchaser, and in addition thereto proposed that David Mott remains on the Supervisory Board as independent supervisory director and Hans Schikan be appointed as independent supervisory director (each an “Independent Supervisory Director”).

The Supervisory Board has adopted all recommendations of the Nomination and Governance Committee. The works council of the Company has been timely provided with the opportunity to determine its opinion on these nominations and raised no objections against the nominees.

The Independent Supervisory Directors will especially look after the interests of any minority shareholders until BioMarin Purchaser has acquired all of the Shares or the Company has ceased to exist following its liquidation. It is proposed that the candidates named below will be appointed for a term ending on the earliest of (i) such time after the Offer Closing as BioMarin Purchaser owns 100% of the outstanding Shares (ii) the cessation of the Company following its dissolution and liquidation or (iii) 23 November 2015.

The General Meeting may overrule these nominations by a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital of the Company. Unless the General Meeting overrules the nomination, the proposed candidates shall be appointed effective directly after Offer Closing. Each proposal will be put to vote separately.

It is proposed that the Independent Supervisory Directors will receive compensation of € 10,000 per quarter of a calendar year. The other supervisory directors will not receive any compensation. All supervisory directors will be reimbursed for expenses.

Agenda item 6.a.	Reappointment of David Mott

David Mott currently serves on the Supervisory Board. It is proposed that he be appointed as Independent Supervisory Director. The curriculum vitae of David Mott is included in Annex C to this agenda.

The Supervisory Board believes that Mr. Mott is qualified to serve on the Supervisory Board because of his experience as a venture capital investor, his experience in the pharmaceutical industry and his service on the boards of directors of other biopharmaceutical companies.

Agenda item 6.b.	Appointment of Hans Schikan

Hans Schikan currently is the Chief Executive Officer of the Company. It is proposed that he be appointed as Independent Supervisory Director. The curriculum vitae of Hans Schikan is included in Annex C to this agenda.

The Supervisory Board believes that Mr. Schikan is qualified to serve on the Supervisory Board because of his experience in the biopharmaceutical industry, his current role as chief executive officer of the Company, his extensive knowledge of the Company and its business and his experience on the board of directors of another public biopharmaceutical company, as well as on the boards of various other organizations in the biopharmaceutical industry.

Agenda item 6.c.	Appointment of Henry Fuchs

The Supervisory Board believes Dr. Fuchs is qualified to serve on the Supervisory Board because of his experience in the biopharmaceutical industry, his current role as chief medical officer of BioMarin, and his experience on the board of directors of other public biopharmaceutical companies.

The curriculum vitae of Henry Fuchs is included in Annex C to this agenda.

Agenda item 6.d.	Appointment of Robert Baffi

The Supervisory Board believes Dr. Baffi is qualified to serve on the Supervisory Board because of his experience in the biopharmaceutical industry, his current role as executive vice president technical operations of BioMarin, as well as his service on other boards of directors.

The curriculum vitae of Robert Baffi is included in Annex C to this agenda.

Agenda item 6.e.	Appointment of G. Eric Davis

The Supervisory Board believes Mr. Davis is qualified to serve on the Supervisory Board because of his experience as an attorney, his role as general counsel and secretary of BioMarin, as well as his service on other boards of directors.

The curriculum vitae of Eric Davis is included in Annex C to this agenda.

The Boards unanimously recommend that the shareholders vote in favour of these resolutions.

Agenda item 7:	Approval of the sale of all of the assets and liabilities of the Company to BioMarin Purchaser or one or more of its designees (the “Asset Sale”) (for voting)

The Purchase Agreement (as defined below) provides, among other things, that upon or promptly following the Offer Closing, BioMarin Purchaser will effectuate a corporate reorganization of the Company and its subsidiaries (the “Post-Closing Reorganization”). After the Offer Closing and in connection with the Post-Closing Reorganization, the Company may sell all of its assets, including, at the discretion of BioMarin Purchaser, the Company’s subsidiaries (and to the extent transferable, tax attributes) to BioMarin Purchaser or one or more of its designees. Reference is made to the Information Schedule for a description of the Asset Sale.

The Post-Closing Reorganization is also likely to include the termination of the listing of the Shares on the NASDAQ Stock Market LLC (“NASDAQ”) and the deregistration of the Shares under the Securities Exchange Act 1934 (the “Exchange Act”) and the cessation of the Company’s reporting obligations thereunder.

The Asset Sale requires the approval of the General Meeting pursuant section 2:107a of the Dutch Civil Code. The resolution approving the Asset Sale will be effective as of the Offer Closing.

The works council of the Company has been timely provided with the opportunity to determine its opinion on this resolution and has indicated that is supports the proposal.

The Boards unanimously recommend that the shareholders vote in favour of this resolution.

Agenda item 8:	Dissolution of the Company and appointment of the Company’s liquidator (for voting)

In connection with the Post-Closing Reorganization, the Management Board proposes with the prior approval of the Supervisory Board that, subject to completion of the Asset Sale, if implemented, the Company will be dissolved (ontbonden) and its equity will be liquidated (vereffend), such that that the proceeds of the Asset Sale will be distributed by means of a liquidation distribution (which may be an advance liquidation distribution) to the shareholders of the Company such that each holder of Shares that were not tendered in the BioMarin Offer shall receive cash and CVRs in an amount equal to the consideration per share offered in the BioMarin Offer multiplied by the number of Shares then held by such shareholder without interest and less any applicable withholding taxes or other taxes. For additional information on this proposal, please refer to the Information Schedule and, when available, the Tender Offer Documents.

It is further proposed that Stichting Prosensa, a foundation (stichting) organized and existing under the laws of the Netherlands (the “Foundation”) will be appointed as the Company’s liquidator to carry out the liquidation of the assets once the Company’s dissolution has become effective. BioMarin Purchaser has incorporated the Foundation and has appointed the Company as sole member of the board of the Foundation. Upon the Offer Closing, the Company will be replaced by the managing directors of the Company proposed for appointment in the EGM. BioMarin Purchaser may, subject to the approval of the Independent Supervisory Directors, replace board members of the Foundation and appoint another party as board member of the Foundation to complete the liquidation.

The resolution to dissolve the Company and to appoint the Foundation as the Company’s liquidator shall become effective upon a written declaration of the Management Board confirming that the Asset Sale has been completed.

The Boards unanimously recommend that the shareholders vote in favour of this resolution.

Agenda item 9:	Appointment of the keeper of the books and records of the Company upon termination of the liquidation (for voting)

Upon termination of the liquidation of the Company’s assets, the books and records of the Company should be kept, as a matter of Dutch law, for a period of seven years. The keeper of the books and records is appointed by the General Meeting.

It is proposed to appoint BioMarin Falcons B.V. as keeper of the books and records of the Company upon the termination of the liquidation of the Company.

The Boards unanimously recommend that the shareholders vote in favour of this resolution.

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Annex A – Information Schedule

1	Further information on the BioMarin Offer

The BioMarin Offer is being made pursuant to a purchase agreement, dated as of November 23, 2014 (as it may be amended from time to time, the “Purchase Agreement”), among BioMarin Falcons B.V., BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”) and the Company. The Purchase Agreement provides that on the terms of and subject to the conditions therein, BioMarin Purchaser will make the BioMarin Offer and accept for payment all Shares validly tendered and not withdrawn pursuant to the BioMarin Offer (the “Offer Closing”) promptly after the expiration of the BioMarin Offer, as the same may be extended pursuant to the Purchase Agreement, and the occurrence of the Offer Closing, for a per Share purchase price of:

•	US $17.75, net to the seller in cash (the “Cash Consideration”), without interest and less any applicable withholding taxes; and

•	one non-transferrable contingent value right (“CVR”), which represents the contractual right to receive the following cash payments, if any, in each case without interest and less any applicable withholding taxes, if the applicable product approval milestone is achieved as follows:

•	US $2.07 per CVR if, prior to 11.59 p.m. New York City time on May 15, 2016, BioMarin Purchaser or its affiliates (or their respective successors or assigns) receives approval from the U.S. Food and Drug Administration (“FDA”) of a “new drug application” that grants BioMarin Purchaser or its affiliates (or their respective successors or assigns) the right to market and sell the Company’s drisapersen product in the United States for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions; and

•	US $2.07 per CVR if, prior to 11.59 p.m. New York City time on February 15, 2017, BioMarin Purchaser or its affiliates (or their respective successors or assigns) receives approval by the European Commission of a “marketing authorisation application” that grants BioMarin Purchaser or its affiliates (or their respective successors or assigns) the right to market and sell the Company’s drisapersen product in the European Union for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions.

The Cash Consideration and one CVR, is collectively referred to as the “Offer Price”.

The BioMarin Offer is conditioned upon, among other things:

1.	that there has been validly tendered in accordance with the terms of the BioMarin Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight (New York City time) on a date to be further specified in the Tender Offer Documents and which is expected to occur in mid-January 2015, (the “Expiration Date”, unless BioMarin Purchaser has extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” will mean the latest time and date at which the BioMarin Offer, as so extended by BioMarin Purchaser, expires) at least a number of Shares that, together with the Shares then owned by BioMarin Purchaser or Parent (but excluding Shares tendered pursuant to notices of guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to expiration of the Offer), represents 80% of the Shares outstanding immediately prior to the Expiration Date (the “Minimum Condition”);

2.	the Company has obtained the approval by the shareholders of certain proposals brought before the EGM, including the approval of the Asset Sale (Agenda item 7) and the subsequent dissolution and liquidation (Agenda item 8);

3.	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”); and

4.	that no law, regulation, order, or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting the Offer Closing or the Asset Sale (or the subsequent dissolution and liquidation) is in effect.

The Offer Closing is not subject to a financing condition but is also subject to other conditions, which will be described in the Tender Offer Documents.

Unless the BioMarin Offer is extended, BioMarin Purchaser expects the Offer Closing to occur mid-January 2015. If not all Shares are tendered in the BioMarin Offer, BioMarin Purchaser will provide a subsequent offering period (the “Subsequent Offering Period”) of not less than five nor more than twenty business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder (the “Exchange Act”).

The Purchase Agreement provides, among other things, that upon or promptly following the closing of the Subsequent Offering Period, BioMarin Purchaser will complete a corporate reorganization of the Company and its subsidiaries (the “Post-Closing Reorganization”). As part of the Post-Closing Reorganization, BioMarin Purchaser may complete the Asset Sale, dissolution and liquidation described below, which may include, at Parent’s request, the amendment of the articles of association of the Company to permit the creation, among other things, of separate classes of shares. BioMarin Purchaser also reserves the right to alternatively commence a statutory buy-out of Shares from any remaining minority shareholder in accordance with the statutory buy-out proceedings under section 2:92a of the Dutch Civil Code or, if Parent determines that it is not reasonably practicable to consummate the Post-Closing Reorganization by means of an Asset Sale or a statutory buy-out of Shares, subject to the prior approval of the Independent Supervisory Directors, any other measure constituting a “Post Closing Reorganization”). BioMarin Purchaser may decide to complete the Asset Sale even if BioMarin Purchaser acquires 95% or more of the nominal value of the issued Shares pursuant to the Offer and the statutory buy-out proceedings are available.

2	Further information on the Post-Closing Reorganization

The Post-Closing Reorganization, including the Asset Sale and subsequent dissolution and liquidation of the Company, is a process available to BioMarin Purchaser under Dutch law to ensure that BioMarin Purchaser becomes the owner of all of the Company’s business operations from and after the consummation of the Post-Closing Reorganization.

The Asset Sale and the subsequent dissolution and liquidation of the Company will result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period being offered or receiving for each Share then held cash and CVRs in an amount equal to the Offer Price, in each case, without interest and less applicable withholding tax and any other taxes. Purchaser may decide to commence an alternative Post-Closing Reorganization, including by commencing statutory buy-out proceedings under Section 2:92a of the Dutch Civil Code. In statutory buy-out proceedings a Dutch court will determine a cash price to be paid for the Shares (which may not include a CVR or other contingent right), which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

Pursuant to the Asset Sale, after the closing of the Subsequent Offering Period, the Company will sell and transfer all of its assets (including at the discretion of BioMarin Purchaser, the shares of its subsidiaries and any tax attributes to the extent transferable) to BioMarin Purchaser or one or more of its designees for aggregate consideration equal to (i) a note payable from BioMarin Purchaser or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Offer Closing (which note will be prepayable without penalty or premium but will require BioMarin Purchaser to pay to the Company, on or promptly following the end of the Subsequent Offering Period an amount of such note equal to the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period), (ii) a convertible note from BioMarin Purchaser that is convertible into Purchaser’s obligation to make payment in respect of an aggregate number of CVRs that is equal to the total number of outstanding Shares as of the Offer Closing (which convertible note will be prepayable without penalty or premium but will require Purchaser to become obligated to the Company’s shareholders holding Shares not tendered into the Offer or the Subsequent Offering Period, on or promptly following the end of the Subsequent Offering Period, to make payment in respect of an aggregate number of CVRs equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period, and (iii) the assumption by BioMarin Purchaser or its designees of all liabilities and obligations of the Company, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of BioMarin Purchaser or its designees to fully indemnify and hold harmless the Company with respect to all such assumed liabilities and obligations).

Following the Asset Sale, BioMarin Purchaser intends to cause the Company to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the proceeds of the Asset Sale being distributed by means of a liquidation distribution or advance liquidation distribution such that each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest and less any applicable dividend withholding tax or any other taxes. Although it is intended that the liquidator will make one single advance liquidation payment equal to the Offer Price per Share held by a Shareholder shortly after the closing of the Asset Sale, the liquidator may delay all or part of the payment as a result of material unforeseen circumstances. It is proposed that the Foundation will be appointed as the Company’s liquidator to carry out the liquidation of the assets once the Company’s dissolution has become effective. BioMarin Purchaser has incorporated the Foundation and has appointed the Company as sole member of the board of the Foundation. Upon the Offer Closing, the Company will be replaced by the managing directors of the Company proposed for appointment in the EGM. BioMarin Purchaser may, subject to the approval of the Independent Supervisory Directors, replace board members of the Foundation and appoint another party as board member of the Foundation to complete the liquidation.

Upon consummation of the Asset Sale, if BioMarin Purchaser elects to purchase the shares of the Company’s subsidiaries, BioMarin Purchaser would own all of the Company’s business operations and would be the principal shareholder in the Company, and the non-tendering shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then issued and outstanding.

BioMarin Purchaser or its designees, as the case may be (a) would thereafter prepay to the Company a portion of the note payable in an aggregate principal amount equal to the Cash Consideration that would have been payable by BioMarin Purchaser to the remaining minority shareholders had they tendered their Shares in the Offer or during the Subsequent Offering Period, (b) would agree to make payment in respect of an aggregate number of CVRs that is equal to the number of Shares not tendered in the Offer or during the Subsequent Offering Period in partial payment of the convertible note, and (c) as the final step in the process, would cause the Company to be dissolved and liquidated in accordance with applicable Dutch liquidation procedures. BioMarin Purchaser would then provide an indemnity or guarantee to the liquidator for any deficit in the estate of the Company, to enable the liquidator to pay the Offer Price per Share (without interest and less applicable withholding tax and any other tax) by means of a liquidation distribution or advance liquidation distribution to the remaining minority shareholders for each Share still held by such minority shareholder at the conclusion of the Subsequent Offering Period. The balance of the note payable and convertible note will be distributed (in kind) to Purchaser as a liquidation distribution.

The Post-Closing Reorganization, including the Asset Sale and subsequent dissolution and liquidation of the Company, requires approval from the Boards and shareholders. Obtaining these approvals from the Boards and shareholders is also a condition to the Offer Closing. On November 21, 2014, the Boards approved the transactions contemplated by the Purchase Agreement, including the Asset Sale and subsequent dissolution and liquidation.

The Post-Closing Reorganization is also likely to include the termination of the listing of the Shares on the NASDAQ and the deregistration of the Shares under the Exchange Act and the cessation of the Company’s reporting obligations thereunder, as well as other actions intended to effect a corporate reorganization of the Company.

As a result of the Post-Closing Reorganization, it is anticipated that the Company will cease to be a publicly traded company and will be liquidated or become wholly-owned by BioMarin Purchaser.

Under no circumstances will interest be paid on the Offer Price pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for or on Shares.

The applicable withholding taxes and other taxes, if any, imposed on the Company’s shareholders in respect of liquidation distributions made regarding Shares not tendered in the Offer or during the Subsequent Offering Period may be different from, and may be greater than, the taxes imposed upon such shareholders had they tendered their Shares in the Offer or during the Subsequent Offering Period.

For more information on the Post-Closing Reorganization, including the tax implications of the Post-Closing Reorganization, please see the Tender Offer Documentation when it becomes available.

3	Tender Agreements

The Company and BioMarin Purchaser entered into tender and support agreements (the “Tender and Support Agreements”) with LSP Prosensa Pooling B.V., New Enterprise Associates 13, L.P., Hans Schikan, Luc Dochez, Daan Ellens, Giles Campion and Berndt Modig (collectively, the “Committed Shareholders”) pursuant to which and subject to certain conditions including the Purchase Agreement not having been terminated, the Committed Shareholders agreed to tender and not withdraw all Shares owned by such Committed Shareholders into the BioMarin Offer. The Committed Shareholders collectively hold 13,541,261 Shares, constituting approximately 37.5% of the outstanding Shares as of November 23, 2014.

4	Further information

A more complete description of the reasons that the Boards approved the Purchase Agreement and the transactions contemplated thereby, including the Offer, the Asset Sale and subsequent dissolution and liquidation and the Post-Closing Reorganization, recommended that shareholders accept the Offer and tender their Shares into the Offer and adopt certain other matters related to the transactions contemplated by the Purchase Agreement is set forth in the Solicitation / Recommendation Statement on the Schedule 14D-9 of the Company that the Company is furnishing to shareholders in connection with the Offer. Shareholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the heading “Item 4. The Solicitation or Recommendation. Background of the Purchase Agreement; Reasons for Recommendation.”

Annex B – Management Board Nominees

1	Scott Clarke

Mr. Clarke joined BioMarin in February 2005 and currently serves as Vice President Business Development and Scientific Licensing, responsible for overseeing the BioMarin’s preclinical product acquisition efforts.

From 1996 to 2000, Mr. Clarke held positions of increasing responsibility at Cerus, where he led disposable device development for Cerus’s platelet and plasma programs. From 2002 to 2004, he served as Development Director for PhotoBioChem N.V., where he was responsible for all facets of development of PhotoBioChem’s pathogen reduction device, including clinical studies. Since 2005, Mr. Clarke has led more than 30 transactions, including in-licensing, out-licensing, and M&A.

Mr. Clarke received a B.S. in Chemical Engineering from the University of California, Berkeley, an M.S. in Biotechnology from Northwestern University, and an M.B.A. from London Business School.

2	Giles Campion

Giles Campion is the current Chief Medical Officer and Senior Vice-President R&D of the Company. He is responsible for the Company’s discovery and development strategy and activities. Board certified in rheumatology, he has more than 30 years of experience in the pharmaceutical and biotech industry and is an expert in translational medicine. He has held posts of increasing seniority in both large pharmaceutical and biotech companies working in Europe and the US, covering many different therapeutic areas.

During his many years in the industry, Dr. Campion has been involved in the development of over 40 therapeutics and diagnostic agents and has led major filings and approvals in the US and Europe, including in the rare disease space.

3	Richard Holslag

Richard Holslag, VP Manufacturing joined the Company in February 2009 and is responsible for all manufacturing activities. He has over 30 years of experience in the pharmaceutical and biotech industry and was recently involved in a technology transfer and facility construction project for Crucell in Taiwan. Prior to that assignment he was general manager of one of GSK’s vaccine factories, in Canada, extending the facility and licensing their product in the USA.

Mr Holslag has experience in the various aspects of product development, production, quality assurance, technology transfer and engineering at companies such as Berna Biotech (Switzerland), Rhein Biotech and Gist Brocades/DSM (The Netherlands). Mr Holslag holds a master’s degree from the Delft University of Technology in The Netherlands.

B-1

Annex C – Supervisory Board Nominees

1	David Mott

David Mott has served on the Supervisory Board since 2012 and as its chairman since 2013. Mr. Mott has served as a general partner of New Enterprise Associates, an investment firm focused on venture capital and growth equity investments, since September 2008, where he leads the healthcare investing practice. Prior to joining New Enterprise Associates, Mr. Mott was President and Chief Executive Officer of MedImmune LLC, subsidiary of AstraZeneca plc, and Executive Vice President of AstraZeneca plc. From 1992 to 2008, Mr. Mott worked at MedImmune Limited and served in numerous roles during his tenure including Chief Operating Officer, Chief Financial Officer, President and Chief Executive Officer. Prior to joining MedImmune, Mr. Mott was a Vice President in the Health Care Investment Banking Group at Smith Barney, Harris Upham & Co. Inc. Mr. Mott is currently Chairman of 3-V Biosciences, Inc., Ardelyx, Inc., Cydan, Mersana, TESARO, Inc., and Vtesse, and a director or lead director of Edimer and Epizyme, Inc. Mr. Mott received a Bachelor of Arts degree from Dartmouth College. Mr. Mott was nominated to serve on our board by New Enterprise Associates, one of our shareholders.

Mr Mott is 49 years old. He is a United States citizen. Mr Mott holds no Shares.

2	Hans Schikan

Hans Schikan currently is the Chief Executive Officer of the Company. He is responsible for the overall management and strategic direction of the Company. He has more than 25 years senior managerial experience in the pharmaceutical and biotech industry. Before joining the Company in January 2009, he was VP Global Marketing and Strategic Development for Genzyme’s rare genetic disease franchise. In this position he oversaw the launch of various orphan drugs globally. Prior to Genzyme, he worked at Organon in various senior business roles and across different geographies, including managing director positions in multiple countries. He holds a PharmD degree from the University of Utrecht, The Netherlands. He is also non-executive director of Swedish Orphan Biovitrum AB (Sobi), member of the Core Team of the Dutch Top Sector Life Sciences & Health, board member of Top Institute Pharma and member of the BIO Emerging Companies Section Governing Board.

Mr Schikan is 56 years old. He is a Dutch citizen. Mr Schikan holds 460,000 Shares.

3	Henry Fuchs

Dr. Henry Fuchs joined BioMarin in 2009 and currently serves at BioMarin as Executive Vice President and Chief Medical Officer. Previously he served as Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals. He served as a Director of Ardea Biosciences beginning in November 2001 and as its Chief Executive Officer from January 2003 until June 2005. Dr. Fuchs first joined Ardea as Vice President, Clinical Affairs in October 1996 and was appointed President and Chief Operating Officer in November 2001. From 1987 to 1996, Dr. Fuchs held various positions at Genentech where, among other responsibilities, he led the clinical program that resulted in the approval of Genentech’s Pulmozyme. Dr. Fuchs was also responsible for the Phase III development program that led to the approval of Herceptin to treat metastatic breast cancer. Dr. Fuchs received an M.D. degree from George Washington University and a B.A. degree in biochemical sciences from Harvard University.

Mr Fuchs is 57 years old. He is a United States citizen. Mr Fuchs holds no Shares. He is currently on the board of directors of Mirati Therapeutics and Genomic Health.

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4	Robert Baffi

Dr. Baffi joined BioMarin in May 2000 and currently serves at BioMarin as Executive Vice President of Technical Operations responsible for overseeing the company’s manufacturing, process development, quality, GMP and GLP compliance and analytical chemistry departments. From 1986 to 2000, Dr. Baffi served in a number of increasingly responsible positions at Genentech, primarily in the functional area of quality control. Prior to Genentech, Dr. Baffi worked for Cooper BioMedical as a Research Scientist and at Becton Dickinson Research Center as a Post-Doctoral Fellow. Dr. Baffi has contributed to more than 20 regulatory submissions for product approval in the United States and Europe and to more than 50 regulatory submissions for investigational new drug testing. Dr. Baffi received a Ph.D, M.Phil and a B.S. in biochemistry from the City University of New York and an M.B.A. from Regis University.

Mr Baffi is 59 years old. He is a United States citizen. Mr Baffi holds no Shares. He is currently on the board of directors of KaloBios.

5	G. Eric Davis

Mr. Davis joined BioMarin in March 2004, and currently serves at BioMarin as Senior Vice President, General Counsel and Secretary. From 2000 to 2004, Mr. Davis worked in the San Francisco office of Paul Hastings Janofsky & Walker LLP, where he served on the firm’s national securities practice committee. Mr. Davis has represented public and private companies and venture capital and investment banking firms in a wide range of corporate and securities matters, mergers and acquisitions, strategic alliance matters, and intellectual property-related business transactions. His experience involves a variety of industries, including biotechnology and life sciences. Mr. Davis received a B.A. in political economy from the University of California, Berkeley, and a J.D. from the University of San Francisco School of Law.

Mr Davis is 43 years old. He is a United States citizen. Mr Davis holds no Shares. Mr is currently on the board of directors of several BioMarin group entities.

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